August 18, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz Jeffrey Gabor Christie Wong Mary Mast

Re:	Clearmind Medicine Inc. Registration Statement on Form F-1 Filed June 29, 2022 File No. 333-265900

Dear Ms. Schwartz:

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 7, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-265900) submitted by the Company on June 29, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the F-1F-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Registration Statement on Form F-1, Filed June 29, 2022

Company Overview, page 1

1.	We note your response to prior comment 4. Please revise the disclosure on page 1 to clarify the significance of FDA having granted you a pre-IND meeting in May 2022. For instance, it should be clear whether your discussions with FDA confirmed or altered the substance and timing of your stated development plans.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, and 84 of Amendment No. 1 to clarify that before the pre-IND meeting, the FDA and the company corresponded about not being able to conduct the Phase I portion of the Phase I/IIa study using only AUD patients. The Company continued to disclose that at the pre-IND meeting, the Company and the FDA discussed the potential of using a hybrid model consisting of both AUD patients and healthy volunteers in the Phase I portion. In addition, the Company revised its disclosure to state the significance of the pre-IND meeting, mainly that if the FDA allows for a hybrid model where the Company can enroll AUD patients in Phase I, the timeline of clinical development of MEAI could accelerate.

Pre-Clinical Studies, page 89

2.	We note your response to our prior comment number 5, and your added disclosure on page 90: “(p-value meaning there is a greater than 0.1% chance of the statistic incorrect.” Please revise this explanation of the disclosed p-value to more clearly explain its meaning and how p-values are used to measure statistical significance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Amendment No. 1 to clarify the definition of “p-value” to more clearly explain its meaning and how p-values are used to measure statistical significance.

National Institute on Drug Abuse Study, page 90

3.	Please revised to identify the study and indicate when it was conducted and whether it is published. Additionally, we note the disclosure added to page 90: “This paper concluded that based on the mechanism of action they elucidated in their work, MEAI has less abuse liability compared to MDMA, meaning it has less tendency to be used in non-medical situations, even sporadically, due to underlying psychoactive effects it produces such as euphoria, sedation, or mood changes.” Please revise to explain in greater detail the basis for the comparison between MEAI and MDMA and the conclusion, including any limitations of this study.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Amendment No. 1 to indicate where the aforementioned study was conducted and where it was published. In addition, the Company revised its disclosure to explain that the basis for comparison between MEAI and MDMA was that the two molecules are chemically comparable and may have similar therapeutic uses. Further, the Company revised its disclosure to more fully describe the conclusion of the study, which was that MEAI may produce MDMA-like effects but likely with less abuse liability than MDMA. Finally, the Company revised its disclosure to list limitations of the study.

Research Agreements, page 92

4.	We note your response to our prior comment number 7. Please revise to state the exact amount paid in consideration and research fees for the Agreements with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd and the BIRAD Research and Development Company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 93-94 of Amendment No. 1 to state the exact amount paid in consideration and research fees for the Agreements with Yissum and BIRAD.

Please contact me at +1 312 372 2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ David Huberman

cc: Adi-Zuloff Shani, Chief Executive Officer